SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE l3D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4*)


                            LANDMARK BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                    514928100
                                 (CUSIP Number)

                                                     with a copy to:
Jeffrey S. Halis                                     Eli S. Goldberg, Esq.
500 Park Avenue                                      Lowenstein Sandler PC
Fifth Floor                                          65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 378-0879                                       (973) 992-8700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1) Names of  Reporting  Persons  (S.S.  or I.R.S.  Identification  Nos. of Above
Persons):

                                Jeffrey S. Halis
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2) Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)               Not
         (b)               Applicable
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3) SEC Use Only
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4) Source of Funds (See Instructions):  WC

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5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items 2(d)
   or  2(e):

          Not Applicable
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6) Citizenship or Place of Organization:    United States
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  Number of Shares               7) Sole  Voting Power:                  94,800*
                                 -----------------------------------------------
  Beneficially Owned             8) Shared Voting Power:                    -0-
                                 -----------------------------------------------
  by Each Reporting              9) Sole  Dispositive Power:             94,800*
                                 -----------------------------------------------
  Person With:                  10) Shared Dispositive Power:                -0-
                                ------------------------------------------------
--------------------------------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

                94,800*
--------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                Not Applicable
--------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11):       5.7%*

--------------------------------------------------------------------------------

14)    Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------

-------------------------

* 64,700 shares (3.9%) of Landmark Bancshares, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 22,900 shares (1.4%) of Landmark Bancshares, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 7,200 shares (0.4%) of Landmark Bancshares, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest  in  Securities  of  the  Issuer.

          Based upon information set forth in Landmark Bancshares, Inc. Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998, there were issued and outstanding as of such date 1,655,482 shares of common stock of Landmark Bancshares, Inc. As of June 12, 1998, Tyndall Partners, L.P. owned 64,700 of such shares, or 3.9% of those outstanding, Tyndall Institutional Partners, L.P. owned 22,900 of such shares, or 1.4% of those outstanding and Madison Avenue Partners, L.P. owned 7,200 of such shares, or 0.4% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Landmark Bancshares, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P.. and Madison Avenue Partners, L.P. in shares of common stock of Landmark Bancshares, Inc. during the past sixty days (each of which were effected in ordinary broker's transactions):

                            A. Tyndall Partners, L.P.

  Date                               Quantity                        Price

                                   (Purchases)

                                      NONE


                                     (Sales)

June 12, 1998                         50,000                        $27.25


                     B. Tyndall Institutional Partners, L.P.

   Date                              Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

   Date                              Quantity                        Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                  June 22, 1998


                                                     /s/Jeffrey S. Halis
                                                     ---------------------------
                                                     Jeffrey S.  Halis,  general
                                                     partner  of  Halo   Capital
                                                     Partners, L.P., the general
                                                     partner  of each of Tyndall
                                                     Partners,   L.P.,   Tyndall
                                                     Institutional     Partners,
                                                     L.P.,  and  Madison  Avenue
                                                     Partners, L.P.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).